SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2003

Commission File Number 1-14493

TELESP CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Telesp Cellular Holding Company
(Translation of Registrant's name into English)

Rua Abílio Soares, 409
04005-001 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TELESP CELULAR PARTICIPAÇÕES S.A.

FOR IMMEDIATE RELEASE

Contact: Edson Alves Menini
Telesp Celular S.A.
(55 11) 3059-7531

TELESP CELULAR PARTICIPAÇÕES
REPORTS RESULTS FOR THE YEAR OF 2002

São Paulo, Brazil – February 18, 2003 – Telesp Celular Participações S.A. — (NYSE: TCP; BOVESPA: TSPP3 (Common), TSPP4 (Preferred)) announced today its consolidated results for the year of 2002. TCP is the holding company that owns 100% of Telesp Celular S.A., the largest cellular operator in Brazil, and Global Telecom S.A., the B Band cellular operator in the states of Santa Catarina and Paraná.

HIGHLIGHTS

## Global Telecom S.A

| R$ million | 4Q02 | 3Q02 | %Change | 4Q01 | %Change | 2002 | 2001 | %Change |
|---|---|---|---|---|---|---|---|---|
| **Total Net Operating Revenues** | 160.2 | 136.5 | 17.3% | 125.1 | 28.0% | 512.2 | 425.9 | 20.3% |
| **Total Operating Costs** | (130.7) | (109.5) | 19.4% | (160.4) | -18.5% | (416.8) | (525.5) | -20.7% |
| **EBITDA** | 29.5 | 27.0 | 9.3% | (35.3) | n.m. | 95.4 | (99.6) | n.m. |
| EBITDA Margin | 18.4% | 19.8% | (1.4) p.p. | -28.2% | n.m. | 18.6% | -23.4% | n.m. |
| **EBIT** | (25.3) | (26.6) | -4.8% | (79.7) | -68.2% | (107.6) | (258.5) | -58.4% |
| **Net Income** | (120.0) | (66.1) | 81.5% | (157.4) | -23.7% | (771.1) | (856.1) | -9.9% |
| **CAPEX (YTD)** | 152 | 112 | 35.9% | 413 | -63.2% | 152 | 423 | -64.1% |
| **CAPEX as % of Revenues** | n.m. | n.m. | n.m. | n.m. | n.m. | 29.7% | 99.3% | (69.6 p.p.) |
| **Operational Cash Flow (CF)** | (10.5) | (9.0) | n.m. | (197.3) | n.m. | (56.6) | (522.6) | -89.2% |
| **SAC** | 144 | 122 | 18.0% | 206 | -30.1% | 126 | 237 | -46.9% |
| **Customers, of which (in thousand)** | 1,177 | 1,027 | 14.6% | 862 | 36.5% | 1,177 | 862 | 36.5% |
| Post Paid | 252 | 242 | 4.1% | 323 | -22.0% | 252 | 323 | -22.0% |
| Prepaid | 925 | 785 | 17.8% | 539 | 71.6% | 925 | 539 | 71.6% |

(1) Telesp Celular S.A. fully consolidated and Global Telecom consolidated by the equity method.

* Earnings and cash flow per share information is calculated on the basis of 1,000 shares.

**Note: -Dollar figures are provided only for reader convenience at the rate of US$ 1 = R$3.5400 as of December, 30 2002

-The main techical and financial terms are explained in the glossary in the end of this document

Comments from Mr. Francisco J. A. Padinha, TCP’s CEO

We have come to the end of 2002 with the assurance of having achieved many objectives in the operational, corporate and capital restructuring areas, despite a fairly atypical year that had a negative impact on our bottom line. International macroeconomic environment was extremely volatile, driving neighboring Argentina into a severe institutional crisis. In Brazil, the Real was very significantly devalued relative to the US dollar; the country-risk rose and there were uncertainties on the political scene, all of which made it difficult to obtain funding and affected primarily those companies whose revenues were denominated exclusively in Reais, but that carried hard-currency borrowings.

Our 2002 performance, backed by Portugal Telecom as a result of its trust in the country, which has been chosen as a strategic investment priority, was based on the following principles:

•	Strengthening and consolidating operating results. TCP attained net revenues of R$3.4 billion and R$1.5 billion EBITDA, respectively 15.1% and 53.3% higher than last year’s figures. This performance resulted from a successful marketing strategy that drove our market share from 65% to 67% in the state of São Paulo and from 35% to 41% in the states of Paraná and Santa Catarina, in conjunction with a continuous focus on more profitable segments and with all of our staff determinedly and continuously focusing on cost cutting, especially as regards the acquisition of new users, the cost of which was reduced from R$ 128 in 2001 to R$ 97 in 2002. This performance, which led our customer base to break the 7-million users mark (including GT), consolidated us as South America’s largest operator of cellular services and strengthened the conviction that we shall achieve even better results going forward.

•	TCP Capital Restructuring. We successfully completed the process of increasing TCP capital by R$ 2.5 billion in September 2002. As a result, we improved our balance sheet, reducing the gearing ratio[1] from 61% in 2001 to 41% in 2002.

•	Investments and Corporate Restructuring. On December 27, 2002, we, indirectly, obtained full control (100%) of Global Telecom, by acquiring the remaining 17% of the companies which controled GT , representing 51% of its voting capital. We also migrated to the PCS regime, which enabled our definitive integration with the Portugal Telecom / Telefónica Móviles joint venture (JV) and will make it possible to structure the businesses in such a way as to achieve an even more striking and synergic operation over the next few years. Furthermore, on January 16, 2003, we announced an agreement to acquire Tele Centro Oeste Celular “TCO”, which should place TCP in an excellent position relative to competition. Thanks to the establishment of the new group, already approved by Anatel, the JV now accounts for 13.7 million users, or 40% of the total Brazilian market. Once the acquisition of TCO by TCP is completed, this figure will rise to almost 17 million, representing coverage of 86% of the Brazilian territory.

•	Technological Leadership. We maintained our pioneering direction and our ongoing innovations, which resulted in the achievement of a better positioning than the competition in services based on a 2.5G platform. Still as a result of investments in infrastructure, at the end of 2002, TCP announced the expansion of its 2.5 generation (1XRTT) networks to the main industrial poles of São Paulo State (Santo André, São Bernardo and São Caetano do Sul), in addition to Campinas, Jundiaí, the coastal area around Santos and the Paraíba valley.

Therefore, 2002 reiterated our capacity to overcome external adversities and to achieve objectives with creativity and perseverance. Despite the general uncertainty spurred by the possibility of a new war in the Middle East, we still believe that 2003 will be positive and marked by hope in the domestic area, on the basis of a scenario of economic growth and achievements in most of society’s sectors. For these reasons, once again, we reassert our confidence in the future of our business and Brazil’s future course.

DISCUSSION OF 2002 HIGHLIGHTS

A. Telesp Celular

Market Position:

•	Market share increased to 67% in 2002 in comparison to 65% in 2001, despite the entrance of a new competitor, which reflects the strengthening of marketing initiatives in the market, benefiting the leader.

•	Client base increased 18.7% in the year compared to 2001, reaching 6,060 thousand, a net addition of 956,000 new clients. Net additions in 4Q02 reached 305,000 new clients, a 30.3% increase compared to the previous quarter.

•	In line with the strategy of focusing on high-end clients, the postpaid client base maintained its growth, totaling 57,000 net additions in 2002, including 6,000 in 4Q02.

Traffic:

•	Post paid Average Minutes of Use (MOU) was 223 in the last quarter of 2002, a 16.8% increase compared to 191 in 4Q01. Blended MOU was 110 in 4Q02, in line with the 3Q02 and a 5.2% decrease compared to 116 in 4Q01, as a result of lower pre paid MOU.

Cost Control

•	In line with our cost reduction targets, Subscriber Acquisition Cost (SAC) dropped 23.1% in 4Q02 totaling R$ 100 (US$ 28.3), compared to R$ 130 in 4Q01. Due to seasonality, there was an increase of 7.5% compared the R$ 93 in 3Q02.

•	Capital expenditures in this quarter were of R$ 134 million (US$ 37.9 million) and totaled R$ 327 million (US$ 92.4 million) in the year. This amount represents 9.6% of net revenues, while in the previous year it was equivalent to 31.8% of net revenues, following a restrictive investment policy associated to market conditions.

•	Delinquency level accumulated a total of 1.6% of gross revenues, a 0.8 p.p. reduction compared to 2001, showing a better quality of the current post paid client base and also of the credit control policy regarding dealers and corporate clients.

Operating Performance

•	Net revenues totaled R$ 3,390.6 million (US$ 957.8 million) in 2002, a 15.1% increase compared to R$ 2,946.2 million in 2001. In 4Q02, net revenues were R$ 927.3 million (US$ 262.0 million), a 9.0% increase compared to the previous quarter.

•	Post paid ARPU (Average Revenue per User) reached R$ 103 (US$ 29.1) in the quarter a 13.2% increase compared to 4Q01, as a result of the continuous focus on high-end and corporate customers. Postpaid ARPU increased 4.0% in comparison to 3Q02. Blended ARPU remained fairly stable reaching R$ 44 (US$ 12.4) in 4Q02 compared to R$ 45 recorded in the end of 2001 and R$ 44 in 3Q02.

•	EBITDA once again reached its best result since the creation of Telesp Celular, totaling R$ 1,451.0 million (US$ 409.9 million), a growth of 53.3% year over year. This was a result of the successful strategy of focusing on profitable growth. In the quarter, EBITDA reached R$ 426.9 million (US$ 120.6 million), a 12.3% increase over 3Q02.

•	EBITDA increase was followed by a higher EBITDA margin, which has been increasing since 2Q01 and reached 46.0% in 4Q02, in comparison to 44.7% in 3Q02 and 34.5% in 4Q01. EBITDA margin rose from 32.1% in 2001 to 42.8% in 2002.

Impact of the Macroeconomic Scenario

•	Impact of the adverse macroeconomic scenario was felt mainly at the bottom line, with net financial expenses in 2002 totaling R$ 808.4 million (US$ 228.4 million), a 49.3% increase compared to 2001, due to the devaluation of the Real against the Euro and US Dollar. In 4Q02, financial expenses had a 92.6% increase in comparison to 3Q02, because the company recognized an extraordinary charge of R$ 266.7 million on the portion of its derivatives positions that accrue costs linked to both the CDI interest rate and the US Dolar spot rate.

B. Global Telecom

Market Position

•	Market share increased to 41% in 2002 from 35% in 2001.

•	Total client base increased 36.5% compared to 2001 and 14.6% compared to the previous quarter, reaching 1,177 thousand subscribers.

•	Net additions reached 150,000 in 4Q02, 8.3% higher when comparing to 4Q01 and 72.8% above 3Q02.

Operating Performance

•	Net revenues reached R$ 512.2 million (US$ 144.7 million), a 20.3% growth compared to 2001, mainly due to an increase in revenues from service driven by a higher client base. In comparison to 3Q02, net revenues rose 17.3%, reflecting higher sales volume in 4Q02.

•	Postpaid ARPU in 4Q02 reached R$ 72, a 38.5% increase compared to 4Q01, as a result of a higher traffic volume due to specific campaigns focusing on profitable growth. Despite this result, prepaid ARPU remained fairly stable and blended ARPU decreased 5.6 % to R$ 34 (US$ 9.6) in 4Q02, compared to 4Q01, mainly due to an increase in the participation of prepaid subscribers in our base.

•	As a consequence of our cost reduction targets, SAC in 4Q02 totaled R$ 144 (US$ 39.6) per gross addition and decreased 30.1% compared to R$ 206 in 4Q01. In comparison to 3Q02, there was a 18.0% increase, mainly due to seasonal campaigns.

•	Global Telecom’s EBITDA reached R$ 95.4 million (US$ 27 million) in 2002, compared to a negative R$ 99.6 million in the previous year. In 4Q02, EBITDA reached R$ 29.5 million (US$ 8.3 million), a 9.3% increase compared to 3Q02.

Impact of the Macroeconomic Scenario

•	Net financial expenses in 2002 totaled R$ 663.1 million (US$ 187.3 million), a 15.1% increase compared to the previous year, basically due to the impact of the depreciation of the local currency which adversely affected Global Telecom’s Euro-denominated and because of an increased level. In 4Q02, net financial expenses reached R$ 94.3 million (US$ 26.7 million), increasing 139.2% when compared to 3Q02. This growth was due to a non-cash foreign exchange losses related to an excess hedge position that matures in 2004 and remained unchanged after the debt retirement that occurred during 4Q02 as a result of the company’s capital increase.

2002 KEY EVENTS AND RECENT DEVELOPMENTS

March

•	TCP announced the start of a capital increase process through a private subscription of shares, including preemptive rights to holders of its shares, as well as the registration of the capital increase at the SEC to extend preemptive rights to ADR holders in the USA;

June

•	SEC accepts the registration of the capital increase;

July

•	Announcement to shareholders, informing the beginning of the period to exercise preemptive rights in TCP's capital increase;

August

•	Telesp Celular completes nine years of services rendered to the population of Sao Paulo and to its 5.5 million clients;

September

•	TCP successfully finishes the capital increase, in an amount of R$2.5 billion;

October

•	Portugal Telecom and Telefónica Móviles announced on the 18th the creation of the Joint Venture that will control their mobile assets in Brazil;

November

•	TC and GT apply for their migration to Personal Communication Service ("PCS") to Anatel;

December

•	Anatel authorizes Telesp Celular and Global Telecom to migrate to "PCS";

•	TCP is authorized and acquires the remaining 17% of Global Telecom's capital stock (51% of voting shares);

•	Anatel approves the Joint Venture ("Brasilcel") between Portugal Telecom and Telefonica Moviles, forming Brazil's largest player;

January/2003

•	On January 16th, TCP announces its intention to acquire Tele Centro Oeste Celular (“TCO”).

BASIS OF PRESENTATION OF THE RESULTS

Due to the acquisition of the 17% remaining stake of the holding companies which controlled GT (51% of voting stocks) on December 27th, 2002, TCP currently owns 100% of GT. From January 2001 to December 2002, TCP has been consolidating GT´s financial results using the equity method, while the balance sheets of Telesp Celular and Global Telecom were fully consolidated as of December 31st, 2002.

TELESP CELULAR S.A.

Operating data presented below relates to Telesp Celular S.A., the A Band mobile operator in the State of São Paulo.

Operational Ratios

(in thousand) - end of period	4Q02	3Q02	% change	4Q01	% change
Total number of subscribers, of which	6,060	5,755	5.3%	5,104	18.7%
Contract	1,426	1,420	0.4%	1,369	4.2%
Prepaid	4,634	4,335	6.9%	3,735	24.1%
Area 1	3,849	3,659	5.2%	3,229	19.2%
Area 2	2,211	2,096	5.5%	1,875	17.9%
Analog	148	234	-36.8%	340	-56.5%
Digital	5,912	5,521	7.1%	4,764	24.1%
Mkt share in Area 1 (estimated, in the concession area)	68%	69%		65%	
Mkt share in Area 2 (estimated, in the concession area)	66%	65%		64%	
Total market share	67%	67%		65%	

(in thousands)	4Q02	3Q02	% change	4Q01	% change
Gross additions	584	486	20.2%	433	34.9%
Net additions in the period, of which	305	234	30.3%	113	169.9%
Contract	6	17	-64.7%	-136	n.a
Prepaid	299	217	37.8%	249	20.3%
Churn in the quarter *	4.7%	4.5%	(0.2p.p.)	6.3%	(1.6 p.p.)

	4Q02	3Q02	% change	4Q01	% change
ARPU (in R$ per month)	44	44	0.0%	45	-2.2%
Contract	103	99	4.0%	91	13.2%
Prepaid	25	25	0.0%	26	-3.8%
MOU - Total	110	110	0.0%	116	-5.2%
Contract	223	213	4.7%	191	16.8%
Prepaid	74	75	-1.3%	85	-12.9%
Headcount - end of period [1]	2,468	2,685	-8.1%	2,515	-1.9%
Subscribers/Headcount	2,455	2,143	14.6%	2,029	21.0%

* Churn includes migration among post and pre paid services

(1) Headcount = in- house abd outsourced employees (excluding Call Center)

Operating Data

Client base increased 18.7% in the year compared to 2001, reaching 6,060 thousand, a net addition of 956,000 new clients. Despite the entrance of a new competitor, net additions in 4Q02 reached 305,000 new clients, a 30.3% increase compared to the previous quarter.

Market share increased to 67% in 2002 in comparison to 65% in 2001, reflecting the strengthening of marketing initiatives in the market, benefiting the market leader.

Subscriber Acquisition Cost (SAC) in 2002 was R$ 97 (US$ 27.4), a 24.2% drop compared to R$ 128 in 2001. In 4Q02, it totaled R$ 100 (US$ 28.3), significantly lower in comparison to R$ 130 in 4Q01. Due to seasonality, there was an increase of 7.5% compared the R$ 93 in 3Q02.

Client retention campaigns, along with increased focus on high-end and corporate clients, allowed a 4.2% increase of postpaid client base in the year, totaling 1,426 thousand clients.

Average Minutes of Use (MOU) was 110 in the last quarter of 2002, stable in 2H02 and a 5.2% decrease compared to 116 in 4Q01. This decrease is related to a lower prepaid MOU of 74, a 12.9% drop, mainly due to the worse macroeconomic scenario during the year. However, this drop was partially offset by the 16.8% increase of postpaid MOU, which reached 223, mainly as a result of increasing quality of the postpaid client base during 2002.

Revenues

Net revenues totaled R$ 3,390 million (US$ 957.8 million) in 2002, a 15.1% increase compared to 2001. Emphasis is given to net revenue from services, which showed a 17.8% increase compared to 2001 totaling R$ 2,920.2 million (US$ 824.9 million). This positive performance comes as a result of the customer portfolio growth, based on the acquisition of new users, with a special emphasis on the post-paid services and an on going effort to retain the best subscribers. In 4Q02, net revenues were R$ 927.3 million (US$ 262 million), a 9.0% increase compared to the previous quarter.

Net revenue from handsets sales totaled R$ 470.4 million (US$ 132.9 million) in 2002, a 0.6% increase compared to the previous year, as a result of a higher sales volume and the decrease in handset subsidies, strongly offset by the increase in direct distribution to dealers. Compared to 3Q02, handset sales increased 42.4% and reached R$ 152.8 million (US$ 43.2 million).

Blended ARPU (Average Revenue per User) remained fairly stable reaching R$ 44 (US$ 12.4) in 4Q02 compared to R$ 45 recorded in the end of 2001 and R$ 44 in 3Q02. Prepaid ARPU decreased 3.8% compared to 4Q01, which was offset by a 13.2% increase in postpaid ARPU due to our focus on high-end customers. In comparison to 3Q02, prepaid ARPU remained stable and postpaid ARPU increased 4.0%.

Wireless Data

Telesp Celular maintained its clear focus on the launch and management of wireless data services this year, with special attention given to Messaging services targeted to teenagers and young adults (both SMS and WAP) and to connectivity and productivity tools targeted to corporate clients (using the 1XRTT structure).

As a result, net revenues from Wireless Data/Wireless Internet rose to R$ 52 million, a growth of nearly 70% when compared to the previous year. This amount is equivalent to 1.8% of Telesp Celular’s total net revenues in 2002 (including interconnection). In December, this percentage reached 2.6%. The share of wireless data revenues over total revenues, when we consider only the revenues from clients with enabled phones (i.e., those phones which are technologically capable of using data services), already reached 4.6%.

2.5 Generation

One year after the launching of 2.5G (December 2001), over 200,000 handsets with this technology have already been sold. Additionally, over 600 corporate clients are currently using PCMCIA Wireless cards or 2.5G handsets with data transmission cables allowing high speed connections from their laptops and palmtops to corporate resources, totaling more than 9,000 lines. The data traffic generated by all these lines totaled more than 50 GB in December. Telesp Celular maintains its strategy to focus on high-end clients, most of them corporate subscribers.

The service coverage started at the metropolitan area of the city of São Paulo, including Osasco, Alphaville and the route from São Paulo to Guarulhos, including the Cumbica International Airport. The service coverage was extended to São Paulo’s ABC Region, in response to corporate clients’ requests, and to Guarujá/Bertioga, following the needs of top residential clients on their moves to the summer destinations. Very soon, coverage will be extended to Campinas – the main city in the interior of the state – and to Curitiba – the capital of Paraná State –, expanding 1XRTT network and services to Global Telecom clients.

Mobile Execution Environments

On January 30, 2003, the Joint Venture between Telefónica Móviles and Portugal Telecom announced the rollout of the first wireless download service in Latin America. The new system was successfully tested in the second half of 2002 in the city of São Paulo with 250 clients that already were data transmission users. The DOWNLOAD service provided by Qualcomm’s BREW™ solution (Binary Runtime Environment for Wireless) allows users to download and run softwares in their handsets, transforming them into mini computers and allowing a mobile execution environment connected to high-speed internet network (CDMA 1X). The service is in the final stage of testing and the commercial launch, involving marketing campaigns and the launch of enabled phones is scheduled to occur in March/2003.

Initial market tests were highly positive and so, the Company is confident on the growing potential of DOWNLOAD service, developed under the BREW™ platform. TCP will be the first company to offer these services in Latin America. The company believes that BREW™ platform will be the start of an attractive, fun and useful navigation experience using the wireless technology.

Operating Costs

Operating costs, excluding depreciation and amortization, totaled R$ 1,939.6 million (US$ 547.9 million), a 3.0% decrease compared to the previous year, in line with Company’s cost reduction and control efforts. Operating costs in 4Q02 were R$ 500.4 million (US$ 141.4 million), a 6.4% seasonal increase that reflects a higher cost of services and equipment sold in the quarter.

Cost of equipment sold reached R$ 548.9 million (US$ 155.1 million) in 2002, a 5.5% decrease compared to the previous year, mainly due to changes in the distribution, despite the Brazilian currency depreciation against the dollar. Cost of equipment sold in 4Q02 reached R$ 168.7 million (US$ 47.7 million) and rose 37.9% when compared to 3Q02, mainly due the increase in sales volume.

Cost of services totaled R$ 508.1 million (US$ 143.5 million) in the year, a 4.2% reduction compared to the previous year, primarily as a result of lower expenses with leased lines, due to network optimization and lower network maintenance related expenses. Cost of services totaled R$ 129.9 million (US$ 36.7 million) in 4Q02, a 5.0% growth over 3Q02.

Selling expenses in 2002 reached R$ 479.4 million (US$ 135.4 million), an 8.1% decrease compared to the previous year, mostly due to a decrease in marketing expenses and provisions for doubtful accounts. In 4Q02, selling expenses totaled R$ 120.0 million (US$ 34 million), remaining fairly stable compared to the previous quarter.

Delinquency level accumulated a total of 1.6% of gross revenues, a 0.8 p.p. reduction compared to 2001, due to a better quality of the current post paid client base and also to the credit control policy regarding dealers and corporate clients.

Subscriber Acquisition Cost (SAC) in 4Q02 totaled R$ 100 (US$ 28.3) per gross addition, a 7.5% increase compared to R$ 93 in 3Q02, due to seasonality, and a 23.1% drop compared to R$ 130 in 4Q01, as a result of lower subsidies and restrained marketing and advertising expenses.

EBITDA

EBITDA once again reached its best result since the creation of Telesp Celular, totaling R$ 1,451.0 million (US$ 409.9 million), a growth of 53.3% over 2001. This was a result of the successful strategy of focusing on profitable growth. In 4Q02, EBITDA reached R$ 426.9 million (US$ 120.6 million), a 12.3% increase over 3Q02.

EBITDA increase was followed by a higher EBITDA margin, which rose from 32.1% in 2001 to 42.8% in 2002. This margin has been increasing since 2Q01 and reached 46.0% in 4Q02, in comparison to 44.7% in 3Q02 and 34.5% in 4Q01.

Excluding handset revenues and handset costs, EBITDA margin reached 52.4% in 2002 and 57.2% in 4Q02, compared to 42.8% in 2001 and 53.2% in 3Q02.

Financial Expenses

Net financial expenses in 2002 totaled R$ 808.4 million (US$ 228.4 million), a 49.3% increase compared to 2001, due to the impact of the Brazilian currency depreciation against both the Euro and the US dollar. In 4Q02, financial expenses had a 92.6% increase in comparison to 3Q02, because the company recognized an extraordinary charge of R$ 266.7 million on the portion of its derivatives positions that accrue costs linked to both the CDI interest rate and the US Dollar spot rate. This is consistent with accounting practices and stems from an environment of rising interest rates as well as rising exchange rates. Should the macroeconomic scenario improve, a portion of such charge could be reversed, translating into reduced financial expenses in the future. Correcting for this non-recurrent charge, 4Q02 net financial expenses were R$ 92.7 million, a 50% decrease compared to 3Q02.

Notwithstanding the fact that on average more than 80% of TCP’s debt was denominated in foreign currency (Euro and US Dollars), accumulated financial expenses in 2002 represented around 34% of average indebtedness, despite a devaluation of the Real of 79% against the Euro and of 52% against the US dollar.

Considering pro-forma consolidation of Global Telecom, net financial expenses in 2002 would be R$ 1,465.1 million (US$ 413.9 million), corresponding to an average cost of funding of 39.8% in 2002 or to 32.6% correcting for the non-recurrent charge of R$ 266.7 million.

Equity/Extraordinary Item

Equity loss from Global Telecom was R$ 890.7 million (US$ 251.6 million) in 2002, an increase of 36.3% compared to 2001, corresponding to 83% of GT’s net income, amounting to R$ 771 million, plus 17% of GT’s equity on the acquisition date (approximately negative R$ 250 million or US$ 70.6 million), which amounted negative R$ 1,473.6 million (US$ 416.3 million).

Additionally, the Company decided to hire an independent firm to evaluate the need to constitute an investment loss provision regarding Global Telecom. The evaluation concluded that a write-off totaling R$ 170.8 million (US$ 48.3 million) was necessary.

Net Income / Loss

Therefore, although the Company reported solid operating results, additional costs were incurred due to the acquisition of Global Telecom and the currency depreciation, producing a net loss of R$ 1,140.7 million in 2002 (US$ 322.2 million).

Capital Expenditures

Capital expenditures in 2002 totaled R$ 327 million (US$ 92.4 million), a significant decrease compared to R$ 936 million in 2001, reflecting a judicious selection of capex projects, adopted in light of prevailing market conditions. Capex represented 9.6% of net revenues in 2002, compared to 31.8% in the previous year.

Debt

TCP’s gross consolidated debt at the end of 2002 was R$ 4,460.8 million (US$ 1,260.1 million), 64% financed by Portugal Telecom. This is a 5.5% decrease compared to R$ 4,721.1 million at the end of 2001 (including pro forma consolidation of GT´s debt).

On December 31st 2002, 74% of the debt was denominated in foreign currency. On a consolidated basis, TCP was US$ 76 million short on the US dollar and EUR 296 million long on the Euro following the debt restructuring that occurred as a consequence of the capital increase during 3Q02 and 4Q02. The company is considering applying this excess position to foreign currency denominated obligations, and/or unwinding the position.

Net debt at December 31st, 2002, taking into account cash and hedging results, was R$ 2,772.2 million, a 34.5% reduction compared to December 31st, 2001 (R$ 4,235 million) considering Global Telecom on a fully consolidated basis.

The gearing ratio (Net Debt/(Net Debt+Equity)) decreased to 40,9% in 2002, compared to 60.7% in the previous year, considering pro forma consolidation of Global Telecom in 2001.

The breakdown of TCP´s consolidated gross and net debt is as set out below:

GLOBAL TELECOM S.A.

Global Telecom is the B Band mobile operator in the states of Paraná and Santa Catarina, where TCP indirectly holds 100% of the total capital. The results included in this section are presented on a stand-alone basis.

Global Telecom

Operational Ratios

(in thousands)	**4Q02**	**3Q02**	**% change**	**4Q01**	**% change**
Total number of subscribers, of which	1,177	1,027	14.6%	862	36.5%
Contract	252	242	4.1%	323	-21.9%
Prepaid	925	785	17.8%	539	71.6%
Total market share (estimate)	41%	38%		35%	
(in thousands)	**4Q02**	**3Q02**	**% change**	**4Q01**	**% change**
Gross additions	185	140	32.1%	208	-11.1%
Net additions in the period, of which	150	87	72.8%	139	8.3%
Contract	11	-21	-152.6%	-50	n.m.
Prepaid	139	108	29.5%	189	-26.3%
Churn in the quarter	3.2%	5.4%	(2.2 p.p.)	8.8%	(5.6 p.p.)
(in R$ per month)	**4Q02**	**3Q02**	**% change**	**4Q01**	**% change**
ARPU	34	34	0.0%	36	-5.6%
Contract	72	66	9.1%	52	38.5%
Prepaid	23	23	0.0%	22	4.5%
MOU Total	96	97	-1.0%	125	-23.2%
Contract	161	145	11.0%	133	21.1%
Prepaid	77	81	-4.9%	118	-34.7%
Headcount [(1)]	580	577	0.5%	827	-29.9%
SAC	2,029	1,779	14.1%	1,042	94.7%

* Churn includes migration among post and pre paid services

(Headcount = in - house and outsourced employees (excluding Call Center)

Operating Data

Market share increased to 41% in 4Q02 from 35% in 4Q01, and 38% in 3Q02. As a consequence, total client base increased 36.5% compared to 4Q01, and 14.6% compared to the previous quarter, reaching 1,177 thousand subscribers, following the intensification of marketing initiatives.

Net additions reached 150,000 in 4Q02, 8.3% higher when compared to 4Q01 due to increased marketing efforts, and 72.8% compared to 3Q02 due to seasonality.

Revenues

Net revenues reached R$ 512.2 million (US$ 144.7 million) in 2002, a 20.3% increase compared to 2001, mainly due to an increase in revenues from services, as a consequence of the client base increase. This quarter, net revenues grew 17.3%, following higher sales volume in relation to 3Q02.

Net revenues from services totaled R$ 400.5 million (US$ 113.1 million) in the year, an increase of 30.0% compared to the previous year. In 4Q02, net revenues from services grew 10.1% in relation to 3Q02. Such results are due to the increase in the clients base and in postpaid ARPU.

Post-paid ARPU reached R$ 72 in this quarter, in comparison to R$ 66 and R$ 52 registered in 3Q02 and 4Q01 respectively, following our increased focus on higher margin clients. Pre-paid ARPU remained fairly stable at R$ 23. However, blended ARPU was R$ 34 (US$ 9.6) in the quarter, a 5.6% drop compared to 4Q01 and in line with the previous quarter, following the decrease in the participation of post paid clients in the base.

Operating Costs

Total operating costs, excluding depreciation and amortization, reached R$ 416.8 million (US$ 117.7 million) in 2002, a reduction of 20.7% compared to 2001, following our cost-cutting initiatives. Compared to 3Q02, there was an increase of total operating costs of 19.3%, mainly due to the seasonality of the period.

Handsets costs reached R$ 140.9 million (US$ 39.8 million) in 2002, a decrease of 30.1% compared to the previous year, as a consequence of changes in the offered handset mix and of benefits achieved from joint negotiations with Telesp Celular. Compared to 3Q02, these costs increased 49.3%, mainly as a result of higher level of gross additions.

Costs of services reached R$ 128.4 million (US$ 36.3 million) in 2002, a 2.1% decrease compared to 2001. This quarter, costs of services increased 7.9% compared to 3Q02, far below the client base growth.

Selling and marketing expenses reached R$ 95.5 million (US$ 27 million) 2002, a 21.3% decrease compared to the previous year; in the quarter, there was a 3.2% increase compared to 3Q02.

Delinquency level accumulated a total of 1.4% of gross revenues, an expressive 3.8 p.p. reduction compared to 2001, as a consequence of better quality and consistency of the current post paid client base and also of the credit control policy regarding dealers and corporate clients.

As a consequence of our cost reduction policy, SAC decreased 31.9%, totaling R$ 144 (US$ 40.7) per gross addition in the 4Q02, compared to R$ 206 in 4Q01 and R$ 122 in 3Q02.

EBITDA

Global Telecom’s EBITDA reached R$ 95.4 million (US$ 27 million) in 2002, compared to negative R$ 99.6 million in the previous year. In 4Q02, EBITDA reached R$ 29.5 million (US$ 8.3 million), a 9.3% increase compared to R$ 27.0 million in 3Q02.

Net Financial Expenses

Global Telecom recorded net financial expenses of R$ 663.1 million (US$ 187.3 million) in 2002, an increase of 15.1% compared to 2001. In 4Q02, net interest expenses totaled R$ 94.3 million, a 139.2% increase when compared to previous quarter, as a result of non-cash foreign exchange losses related to an excess hedge position in Euro that matures in 2004 and remained unchanged after the debt retirement that occurred during 4Q02 as a result of the company’s capital increase. We are considering applying this excess hedge to foreign exchange denominated commitments, transferring to related companies and/or unwinding the position.

Net Income/Loss

Despite improved operating performance, as a result of financial expenses related to high indebtedness, Global Telecom registered a loss of R$ 771.1 million (US$ 217.8 million) in 2002, a decrease of 9.9% compared to 2001.

Capital Expenditures

Global Telecom’s capital expenditures in year of 2002 totaled R$ 152 million (US$ 42.9 million) compared to R$ 413 million in the same period in 2001. Capex was mainly intended to increase the coverage in Global Telecom’s concession area, which currently surpasses 70%.

###

Tables to follow:

Table 1: TCP’s Income Statement
Table 2: TCP’s Consolidated Balance Sheet (fully consolidating GT)
Table 3: Global Telecom’s Income Statement
Table 4: TCP’s Pro-Forma Consolidated Income Statement (fully consolidating GT)
Table 5: Glossary

This information is also available at TCP’s website http://www.telespcelular.com.br

Analyst / Investors Meeting (Abamec)

Webcast: www.telespcelular.com.br

Date: February 19, 2003 (Wednesday)
Time: 9:00 am (São Paulo time), 7:00 am (US Eastern Time)
Place: Hotel Intercontinental – Sala Di Cavalcante – 1,123, Alameda Santos (São Paulo – Brazil)

4Q02 CONFERENCE CALL

Date: February 19, 2003 (Wednesday)
Time: 1:00 pm (São Paulo time), 11:00 am (US Eastern Time)
Phone Number: +1 (973) 582-2737
Conference Call ID: TCP or Telesp Celular

The conference call replay will be available moments after the end of the conference call at the phone # +1 (973) 341-3080 under the passcode 3730421 until 02/26/2003.

Contacts:	Maria Paula Canais – Investor Relations Officer pacanais@telespcelular.com.br (55 11) 3059-7081 Edson Alves Menini – Investor Relations Adviser emenini@telespcelular.com.br (55 11) 3059-7531

Fabiola Michalski fmichalski@telespcelular.com.br (55 11) 3059-7975	Claudio Wenzel Lagos Clagos@telespcelular.com.br (55 11) 3059-7480

This press release contains forward-looking statements. Such statements are not statements of historical fact, and reflect the beliefs and expectations of the company’s management. The words “anticipates,” “believes,” “estimates”, “expects,” “forecasts,” “intends,” “plans,” “predicts,” “projects” and “targets” and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, the actual results of TCP operations may be different from the Company’s current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and TCP does not undertake any obligation to update them in light of new information or future developments.

TABLE 1: TCP’S CONSOLIDATED INCOME STATEMENT
(Brazilian Corporate Law)

TABLE 2: TCP’s CONSOLIDATED BALANCE SHEET
(Brazilian Corporate Law)

TABLE 3: GT’s INCOME STATEMENT
(Brazilian Corporate Law)

(In millions)

Brazilian Corporate Law

	Accumulated		
	2002	**2001**	**%**
	R$	**R$**	**Change**
Total gross operating revenues	**634.6**	**537.2**	**18.1%**
Total deductions	(122.4)	(111.2)	10.0%
Net operating revenues from telecommunication services	400.5	308.1	30.0%
Net revenue from sales of equipment	111.7	117.9	-5.2%
Total net operating revenues	**512.2**	**425.9**	**20.2%**
Operating Costs	**(416.8)**	**(525.5)**	**-20.7%**
Personnel	(36.3)	(46.2)	-21.3%
Cost of services	(128.4)	(131.2)	-2.1%
Cost of equipment sold	(140.9)	(201.4)	-30.1%
Selling expenses	(95.5)	(121.3)	-21.3%
General and administrative expenses	(21.3)	(25.3)	-16.0%
Other operating expenses, net	5.6	(0.1)	n.m.
Earnings before interest, tax, depreciation and amort. - EBITDA	**95.4**	**(99.6)**	**n.m.**
Depreciation and amortization	(202.9)	(158.9)	27.7%
Operating income after depreciation and before interest - EBIT	**(107.6)**	**(258.5)**	**-58.4%**
Net interest expense	(663.1)	(576.3)	15.1%
Operating income after interest expense	**(770.7)**	**(835.1)**	**-7.7%**
Net non-operating income	(0.4)	(21.0)	-98.0%
Income before income taxes	**(771.1)**	**(856.1)**	**-9.9%**
Net income for the period	**(771.1)**	**(856.1)**	**-9.9%**

Dollar	3.5400

Source: Federal Reserve Bank of New York

TABLE 4: PRO-FORMA CONSOLIDATED INCOME STATEMENTS
(Fully Consolidating Global Telecom)

TABLE 5: GLOSSARY

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 24, 2003

TELESP CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Maria Paula de Almeida Martins Canais
Maria Paula de Almeida Martins Canais Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.